Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

        We consent to the use in this Registration Statement of KinderCare Learning Centers, Inc. on Form S-4 of our report dated August 11, 2003 (April 21, 2004 as to Note 17 and the effects of discontinued operations described in Note 2) (which report includes an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), appearing in the Prospectus, which is part of this Registration Statement.

        We also consent to the reference to us under the heading "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP

Portland, Oregon
April 21, 2004